

September 16, 2010

Earl Abbott
President
Coyote Resources, Inc.
5490 Longley Lane
Reno, Nevada 89511

> **RE:** **Coyote Resources, Inc.**
> **Form 8-K**
> **Filed August 18, 2010, as amended**
> **File No. 000-52512**

Dear Mr. Abbott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01

1.   Revise to disclose the parties to each of the agreements attached as exhibits.

Debt Repayment Agreement

2.   Please revise to disclose that you borrowed $200,000 the day before you loaned $200,000 to KMR, as noted in your Form 8-K filed April 28, 2010. Revise to disclose the material terms and purpose of such borrowing, including the name of the entity or person from which it was borrowed.

3.   Please revise to disclose the specific number of mining claims covered by Exhibit 10.2, with reference to Exhibit A to such agreement (see below).

Subsidiary Merger and Name Change, page 3

4. Please revise to disclose the purpose of the merger and whether Coyote had any liabilities and obligations prior to the merger, as referenced in Article 4 of Exhibit 10.4.

Private Placement, page 3

5. We note your disclosure that each proposed use of proceeds for each requested amount pursuant to the Note and Warrant Purchase Agreement shall specify that the majority of the proceeds shall be used for the development of the Tonopah Extension Mine and the Golden Trend Property and the acquisition of additional mining rights in promising geographic regions. However, we do not see such requirement contained in Exhibit 10.5. Please advise or revise.

6. Please revise to disclose the purpose for increasing the number of your authorized shares sixty-fold in light of your current capitalization, as it appears you have issued approximately only 1 million out of 100 million currently authorized.

7. We note the cross reference to this section contained under "Item 10. Recent Sales of Unregistered Securities." Please revise this section to include the disclosure required for the issuances to Landsowne Row and Messrs. Abbott and Anderson and file any agreements relating to such issuances as exhibits. Reconcile the spelling of such entity, as both "Landsowne" and "Landsdowne" appear on page 13.

Stock Cancellation and Debt Forgiveness Agreement, page 3

8. Please revise to disclose the total consideration paid by Gary and Brittany Prager for the shares cancelled, the amount of shares held by each after the share cancellation, and whether they received any other consideration for entering into the transactions described in Item 1.01.

Item 2.01

9. We note your reference to 766,702 shares of common stock issued and outstanding. Please advise how you calculated this number and supplementally provide a chronological history of all issuances of common stock by the company, including the identities of purchasers, and note all affiliations with current or past shareholders.

Description of Business

10. We note your disclosure that you have ceased all activity in your former business. However, we also note the continuing existence of www.blsmedia.com, which contains a description of the company's media business and a link to the company's EDGAR filings. Please advise or revise.

 Risk Factors, page six

Our compliance with the Sarbanes-Oxley Act…, page eight

11.   Please expand this risk factor dealing to discuss the costs and work associated with preparing and including your evaluation report of internal control over financial reporting for your next Form 10-K.

Our common shares have not yet traded…, page nine

12.   We note your disclosure that management is aware of the abuses that have occurred historically in the penny stock market. Please revise to disclose how your management "will strive within the confines of practical limitations to prevent the described patterns from being established."

13.   Consider including another risk factor highlighting a shareholder's inability to rely upon Rule 144 to resell their stock until one year from the date of this Form 8-K.

Financial Information, page 10

14.   Please supply the disclosure required by Items 303 and 305 of Regulation S-K.

15.   We note your description of the Tonopah Extension Mine as "formerly-producing." Please revise to disclose the history of exploration and production at the mine since 1930, including, but not limited to the reason(s) production ceased and any efforts to resume production since.

16.   Please revise to disclose whether there have been any efforts since 1935 to confirm the presence of the reserves calculated by Thomas Nolan.

Item 3. Description of Property page 10

17.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7.   We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

18.   Please ensure the following information is disclosed for each of your properties:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

19.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are

not material, please include a statement to that effect, clarifying your intentions. For each
material property, include the following information:

- The location and means of access to your property, including the modes of
transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or
potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and
equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known
reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance
pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf

20.   Additionally, it appears you should also expand your disclosure concerning the
exploration plans for the properties to address the following points.

- Give a breakdown of the exploration timetable and budget, including estimated
amounts that will be required for each exploration activity, such as geophysics,
geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property,
disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss their qualifications.

21.   We note your use of the term "Tonopah Extension Mine" throughout your filing but such term does not appear in Exhibit 10.3. Please clarify which of the patented claims listed on Exhibit A to such agreement comprise the Tonopah Extension Mine.

22.   Please revise to define the terms "Ag," "Au," "opt Ag," and "opt Au."

23.   We note you disclose historical production estimates in this section of your filing. Please disclose the source of the information when providing historical production data.

24.   We note you reference an old report from 1935 and disclose potential ore at the Tonopah Extension Mine based on this report. By definition mineral reserves for a mineral property may not be designated unless:

- Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

- Historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves

- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Please revise your disclosure accordingly.

25.   Additionally, pursuant to the definitions in Section (a) of Industry Guide 7 only the terms "proven reserve" or "probable probable" may be used to describe mineralized deposits in SEC filings. Please revise your disclosure accordingly and remove references to mineral resources.

Golden Trend Property, page 12

26.   We note your use of the term "Golden Trend Property" throughout your filing but such term does not appear in Exhibit 10.2. Please clarify which of the patented claims listed on Exhibit A to such agreement comprise the Golden Trend Property.

27.   Please revise to define your "target" at Golden Trend and disclose the basis of your belief that it is "similar to the Cortez Hills deposit, a very large, Carlin-type gold deposit that is hidden beneath apparently unmineralized rocks."

28.   We note your disclosure in this section of your filing, referring to mines and other mineral properties that exist in the proximity of your property. Pursuant to Item 102 of Regulation S-K, please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Certain Relationships and Related Transactions…, page 16

29.   Please revise to disclose the name(s) of the stockholders with whom you entered into notes payable on April 20, 2009, July 13, 2009, November 14, 2009, and March 8, 2010. In light of the financial situation of the company at the time of issuing such notes, please file execution copies of the notes as exhibits to the appropriate Forms 10-Q or provide them supplementally and advise why such filing is not required.

Financial Statements and Supplementary Data, page 18

30.   We note that you acquired all of KMR's rights to the Tonopah Extension Mine and the Golden Trend Property and as a result of this acquisition you ceased all activity in your former business. We further note your statement that your current business is comprised solely of the assets acquired from KMR. Please file audited financial statements for this business acquisition or tell us why they are not required. Refer to Rule 8-04 of Regulation S-X. Also include pro forma financial statements required by Rule 8-05 of Regulation S-X.

Item 3.02 Unregistered Sales of Equity Securities, page 19

31.   Identify the investor who was party who was party to the Note and Warrant Purchase Agreement.

Exhibit 10.2

32.   We note the reference to 111 unpatented mining claims "more particularly described on Exhibit A." However, there do not appear to be 111 claims on Exhibit A. Please reconcile.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Zitko, at (202) 551-3399, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director